As filed with the U.S. Securities and Exchange Commission on March 3, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.                                         General Identifying Information

1.                                       Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

☒                                  Merger

☐                                    Liquidation

☐                                    Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

2.                                       Name of fund: SEI INDEX FUNDS, on behalf of its series S&P 500 Index Fund.

3.                                       Securities and Exchange Commission File No.: 811-04283

4.                                       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒                                  Initial Application                                ☐            Amendment

5.                                       Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Freedom Valley Drive

Oaks, Pennsylvania 19456

6.                                  Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Sohee Yun

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5538

7.                                     Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

SEI Investments Management Corporation

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(610) 676-1000

SEI Investments Global Funds Services

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(610) 676-3185

SEI Investments Distribution Co.

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(610) 676-1000

U.S. Bank National Association

425 Walnut Street

Cincinnati, Ohio 45202

(651) 466-3000

8.             Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                     Subclassification if the fund is a management company (check only one):

☒                                  Open-end              ☐            Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.                             Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

SEI Investments Management Corporation

One Freedom Valley Drive

Oaks, Pennsylvania 19456

SSgA Funds Management, Inc.

One Lincoln Street

Boston, Massachusetts 02111

Barclays Global Fund Advisors

45 Fremont Street

San Francisco, California 94105

12.                           Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

SEI Investments Distribution Co.

One Freedom Valley Drive

Oaks, Pennsylvania 19456

13.          If the fund is a unit investment trust (“UIT”) provide: N/A

(a)           Depositor’s name(s) and address(es):

(b)           Trustee’s name(s) and address(es):

14.                          Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐                                    Yes         ☒           No

If Yes, for each UIT state: N/A

Name(s):

File No.:  811-

Business Address:

15.         (a)                                    Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒                                  Yes         ☐            No

If Yes, state the date on which the board vote took place: March 13, 2007

If No, explain: N/A

(b)                             Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒                                  Yes         ☐            No

If Yes, state the date on which the shareholder vote took place: August 31, 2007

If No, explain:

II.                                     Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒                                  Yes                         ☐            No

(a)           If Yes, list the date(s) on which the fund made those distributions:

September 14, 2007

(b)           Were the distributions made on the basis of net assets?

☒           Yes                                         ☐            No

(c)                                  Were the distributions made pro rata based on share ownership?

☒           Yes                                         ☐            No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)                                  Liquidations only:

Were any distributions to shareholders made in kind? N/A

☐            Yes                                         ☐            No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:

Has the fund issued senior securities? N/A

☐                                    Yes                         ☐            No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.                                 Has the fund distributed all of its assets to the fund’s shareholders?

☒                                  Yes                         ☐            No

If No,

(a)                                How many shareholders does the fund have as of the date this form is filed?
(b)          Describe the relationship of each remaining shareholder to the fund:

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐                                    Yes                         ☒           No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.           Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐                                    Yes                         ☒           No

If Yes,

(a)                                  Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)                                 Why has the fund retained the remaining assets?
(c)                                  Will the remaining assets be invested in securities?

☐                                    Yes                         ☐            No

21.                          Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐                                    Yes                         ☒           No

If Yes,

(a)           Describe the type and amount of each debt or other liability:

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.                                 (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$66,400

(ii)	Accounting expenses:	N/A

(iii)	Other expenses (list and identify separately):

	Proxy solicitation expenses:	$42,500

	Printing and mailing expenses:	$21,000

	Transfer Agent expenses:	$7,200

	Audit expenses:	N/A

	Processing, tabulation, project management:	$11,400

(iv)	Total expenses (sum of lines (i)-(iii) above):
$

148,500

(b)           How were those expenses allocated?

The expenses associated with the merger were allocated between the Fund and SEI Investments Management Corporation (“SIMC”), the Fund’s investment adviser, pursuant to the terms of an Agreement and Plan of Reorganization. The expenses related to soliciting proxies in connection with the merger were allocated to the Fund. All other expenses associated with the merger were allocated to SIMC.

(c)           Who paid those expenses?

The expenses associated with the merger were borne by the Fund and SIMC, pursuant to the terms of an Agreement and Plan of Reorganization. The expenses related to soliciting proxies in connection with the merger were borne by the Fund. All other expenses associated with the merger were borne by SIMC.

(d)           How did the fund pay for unamortized expenses (if any)?
N/A

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐                                    Yes         ☒           No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.            Conclusion of Fund Business

24.           Is the fund a party to any litigation or administrative proceeding?

☐                                    Yes         ☒           No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐                                    Yes         ☒           No

If Yes, describe the nature and extent of those activities: N/A

VI.          Mergers Only

26.           (a)          State the name of the fund surviving the Merger:

S&P 500 Index Fund, a series of SEI Institutional Managed Trust

(b)          State the Investment Company Act file number of the fund surviving the Merger:

811-04878

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Number:  811-04283

Form Type:     DEF 14A

Filing Date:     May 21, 2007

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SEI Index Funds, (ii) he or she is the Vice President and Assistant Secretary of SEI Index Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Sofia A. Rosala
Name:	Sofia A. Rosala
Title:	Vice President and Assistant Secretary